

January 13, 2011

Michael Schaffer
Chief Executive Officer
Case Financial, Inc.
7668 El Camino Real, Ste.104-106
Carlsbad, CA 92009

>    **Re:     Case Financial, Inc.**
>    **Form 10-K for the Fiscal Year Ended September 30, 2009**
>    **Filed January 13, 2010**
>    **Form 10-Q for the Quarterly Period Ended December 31, 2009**
>    **Filed February 22, 2010**
>    **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>    **Filed May 24, 2010**
>    **Form 10-Q Am. 2 for the Quarterly Period Ended June 30, 2010**
>    **Filed September 15, 2010**
>    **File No. 000-27757**

Dear Mr. Schaffer:

    We have completed our review of your filings and do not have any further
comments at this time.

>    Sincerely,
>    /s/Andrew Mew
>    Accounting Branch Chief